

May 7, 2013

<u>Via E-mail</u>
Robert M. Copley, Jr.
Chief Executive Officer
Twentyfour/seven Ventures, Inc.
132 W. 11th Avenue
Denver, Colorado 80204

> **Re: Twentyfour/seven Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 26, 2013**
> **File No. 333-186068**

Dear Mr. Copley:

We have reviewed the above-referenced filing and the related response letter dated April 26, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 13, 2013.

<u>Risk Factors, page 9</u>

<u>General</u>

1.   We note that you have removed the risk factor referred to in prior comment 5 "for accuracy." Tell us whether any of the past or present employment positions of your directors and officers may create a conflict of interest.

2.   In addition, you disclose that your directors and executive officers will devote only such time as necessary to your business. Consider including risk factor disclosure under a separate heading informing investors of any risks related to the fact that the time your directors and officers will devote to your business will be limited due to employment responsibilities outside your company. You should also provide a quantitative estimate of the amount of hours you anticipate your directors and executive officers devoting to your business on a weekly basis.

3.   Consider risk factor disclosure addressing the possibility that a court may enter a forfeiture judgment against you caused by a breach of condition of a bond.

<u>"Our cash flows from operations may become insufficient to pay our operating expenses," page 11</u>

4.   In discussing your ability to pay your operating expenses you state that you are continuing to raise proceeds from this offering. Given that the shares being registered are being offered by selling shareholders, and you will receive no proceeds from this offering, it is unclear why you mention that you are continuing to raise proceeds from this offering. Please advise.

5.   As a related matter, the heading of this risk factor discusses your ability to pay your <u>operating expenses</u>. As such, it is unclear why you discuss whether your cash flows will be sufficient to fund "future dividend payments," which are not included in your operating expenses. Please advise or revise your disclosure to discuss your ability to pay only those items included as operating expenses.

<u>Plan of Distribution and Selling Security Holders, page 14</u>

6.   It appears that you have not disclosed the nature of any position, office, or other material relationship which the selling security holders has had within the past three years with your company or any of your predecessors or affiliates. See Item 507 of Regulation S-K. As such, we reissue prior comment 6.

7.   Please revise your table to clarify who has voting and/or dispositive power over the selling shareholder entities. See Question 140.02 from the S-K CD&Is.

<u>Description of Business, page 19</u>

8.   We refer to prior comment 9 and note the "Supervising Producer Agreement" between Bankers Insurance Company and A Alpha Bail Bonds, LLC, a wholly-owned subsidiary of Twentyfour/seven Ventures, Inc. filed as Exhibit 10. We further note that Mr. Ficarra has signed the Supervising Producer Agreement on behalf of A Alpha Bail Bonds, LLC. Please provide additional disclosure detailing Mr. Ficarra's role with A Alpha Bonds, Twentyfour/seven Ventures and Bankers Insurance Company.

9.   You state that your agreement with International Fidelity Insurance Company ended on February 28, 2013, as a result of International Fidelity withdrawing from Colorado. We note, however, that International Fidelity's website continues to list Denver, Colorado as one of its locations. Please advise.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 24</u>

10.   As previously requested in our prior comment 13, please revise your results of operations disclosures to provide a more detailed discussion of the reasons for the material changes

in each of your income statement line items. In this regard, your current disclosure merely reiterates amounts included on your Consolidated Statement of Operations but does not provide a qualified or quantified discussion of the factors affecting the material changes between periods. For example, your revenues increased $219,498 or 86% from December, 2011 to December 2012; however, no meaningful discussion has been included in the filing regarding this change and instead you only cite the year-end totals. We refer you to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 24

11.   You state on page 23 that your current cash balance will be sufficient to fund your operations for the fiscal year ended December 31, 2012. Please explain, in detail, how you concluded that your current cash resources will be sufficient to meet your normal operating requirements, including the repayment of the $75,000 note payable due June 1, 2013.

Security Ownership of Certain Beneficial Owners and Management, page 29

12.   You state in footnote 1 to the tabular disclosure that Danielle Abrahams "had" sole voting power over the securities owned by her. Please advise. Also, revise to disclose whether Danielle Abrahams also has sole or shared dispositive power over the shares owned by her. In addition you state that Edward Wisniewski has control over FE Gen Con Inc. Disclose whether Mr. Wisniewski has sole or shared voting and/or dispositive power over the shares held by FE Gen Con Inc.

Note 1. Organization, Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 44

13.   We note from your disclosures in Exhibit 99 that a portion of the bond premium is split between Alpha Bail Bonds and the Agency on either a 60/40 or 70/30 basis. Please clarify what portion of the premium is recognized as revenue. Also, tell us how you considered each of the factors in ASC 605-45 in determining whether revenues should be recognized on a gross or net basis and please ensure that your response adequately addresses your consideration of the agency agreement. Also, tell us what costs are included in your cost of revenues.

Note 4. Income Taxes, page 45

14.   We note your response to prior comment 17 and the revised disclosures in Note 4.   The guidance in ASC 740-10-50 provides for statement of financial position related disclosures regarding the components of deferred tax liabilities, deferred tax assets and valuation allowance and separate income statement related disclosures, which reconcile the statutory tax rates to the effective tax rates. It appears that you have provided these disclosures in a single presentation. Please revise to include a separate table that provides

a breakdown of your deferred tax items and valuation allowance, if any, at each balance sheet date and ensure that you identify the components of your deferred tax items. In this regard, we note your reference to tax loss carryforwards; however, it appears that you may have other deferred tax items as you also refer to book/tax timing differences in your current disclosures. We refer you to ASC 740-10-50-2. In addition, provide a separate table that reconciles the statutory tax rate to the effective tax rate pursuant to ASC 740-10-50-12. Please note that timing differences should not be reflected in the rate reconciliation table. However, changes to the valuation allowance that impacted your provision for income taxes in the applicable period, would be reflected in such reconciliation. Please revise your disclosures accordingly.

Recent Sales of Unregistered Securities, page 49

15.   We refer to prior comment 8. You state that the disclosure has been revised to include all shares issued within the past three years. However, your Item 701 and Item 507 disclosure is unchanged. Please advise. Tell us the facts and circumstances by which the selling security holders received their shares.

Signatures, page 52

16.   We reissue prior comment 20. The language in the paragraph immediately preceding the signature on behalf of the Company is still not as set forth in Form S-1. Please revise.

You may contact Megan Akst at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
Jody M. Walker, Esq.
J.M. Walker & Associates